Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings Computation:
Earnings before income taxes	$3,128,320	$2,989,448	$2,296,537	$1,761,869	$1,367,794
Less:
Net income attributable to noncontrolling interests, before tax	—	—	(175)	(5,922)	(3,756)

Add:
Fixed charges	189,033	112,399	100,798	75,964	40,189
Total earnings as adjusted	$3,317,353	$3,101,847	$2,397,160	$1,831,911	$1,404,227

Fixed Charges Computation
Interest Expense	$160,229	$88,353	$83,289	$62,064	$31,721
Assumed interest element included in rent expense	28,804	24,046	17,509	13,900	8,468
Total fixed charges	$189,033	$112,399	$100,798	$75,964	$40,189

Ratio of earnings to fixed charges	17.5	27.6	23.8	24.1	34.9